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                                                                               .
                                                                               .

April 1, 2005

BC Securities Commission                           Alberta Securities Commission
Saskatchewan Securities Commission                 Manitoba Securities Commission
Ontario Securities Commission                      Quebec Securities Commission
The Office of the Administrator of Securities      Nova Scotia Securities Commission
    - New Brunswick
Registrar of Securities - Prince Edward Island     Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: STANTEC INC. ANNUAL AND SPECIAL MEETING
    CONFIRMATION OF MAILING

On March 31, 2005 the following items were sent by prepaid mail to all registered shareholders of the above-mentioned Company:

1. Notice of Annual and Special Meeting / Management Information Circular
2. 2004Annual Report
3. Proxy (white)
4. Supplemental Return Card
5. Non-Postage Paid Return Envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager
Client Services
403) 232 - 2406
carla_mckinstry@cibcmellon.com

cc: Stantec Inc.
    sbhasin@stantec.com

April 1, 2005

BC Securities Commission                           Alberta Securities Commission
Saskatchewan Securities Commission                 Manitoba Securities Commission
Ontario Securities Commission                      Quebec Securities Commission
The Office of the Administrator of Securities      Nova Scotia Securities Commission
  - New Brunswick
Registrar of Securities - Prince Edward Island     Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: STANTEC INC. ANNUAL & Special Meeting
    Confirmation of Mailing

On March 31, 2005, the following item was sent by prepaid mail to all ESP Participants of the above-mentioned Company:

1. Notice of Annual and Special Meeting / Management Information Circular
2. 2004 Annual Report
3. Proxy (blue)
4. Supplemental Return Card
5. Non-Postage Paid Return Envelope

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager
Client Services
(403) 232 - 2406
carla_mckinstry@cibcmellon.com

cc: Stantec Inc.
    sbhasin@stantec.com